SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1
B3 (CPLE3, CPLE5)
NYSE (ELP, ELPC)
LATIBEX (XCOPA, XCOPO)

CAPEX of R$ 17.8 billion for the next 5 years

COPEL (“Company”) hereby informs its shareholders and the market in general that on November 18, 2025, the Company’s Board of Directors approved an investment program (“Capex”) in the amount of R$ 17.8 billion for the period from 2026 to 2030, with strategic allocation aimed at strengthening service quality and expanding operational efficiency, reinforcing the Company's commitment to generating sustainable value for its shareholders and customers.

For 2026, the investment plan calls for Capex of approximately R$ 3.0 billion, of which:

•	Copel Distribuição will concentrate approximately R$ 1.9 billion, directed toward continuous improvement in quality and operational excellence.
•	Copel Geração e Transmissão will invest approximately R$ 1.0 billion, focusing on modernizing and increasing operational generation capacity, and reinforcing and improving transmission lines.
•	The remaining amount will be allocated to the areas of Commercialization, Services, and Holding, ensuring support for the group's strategic initiatives.
Subsidiary / SPE	Expected 2026
Copel DisCo	1,942.80
Copel GenCo	971.6
Generation	441.5
Hydroelectric	314.2
Wind	127.3
Transmission	449.8
Reinforcements/Improvements	414.6
Other investments	35.2
Other Projects GenCo	80.3
Holding	49.6
Copel TradeCo	1.9
Copel Serviços and other equities[1]	55.4
Total	3,021.3

1Includes Copel's innovation plan and programs.

Curitiba, November 19, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 19, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.